Exhibit 99.1

PART II, Item 1 - "Legal Proceedings" of a Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed by NL Industries, Inc. (File No. 1-640).

             Reference is made to the 1998 Annual Report and the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 for descriptions of certain previously-reported legal proceedings.

             In October 1999 the Company was served with a complaint in State of Rhode Island v. Lead Industries Association, et al. (Superior Court of Rhode Island, No. 99-5226). Rhode Island, by and through its Attorney General, seeks compensatory and punitive damages for medical, school, and public and private building abatement expenses that the State alleges were caused by lead paint, and for funding of a public education campaign and screening programs. Plaintiff seeks judgments of joint and several liability against the Company, seven other companies alleged to have manufactured lead products in paint, and the Lead Industries Association. Plaintiffs allege public nuisance, violation of the Rhode Island Unfair Trade Practices and Consumer Protection Act, strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, civil conspiracy, unjust enrichment, indemnity, and equitable relief to protect children. The Company intends to deny all allegations of wrongdoing or liability and to defend the case vigorously.

             In October 1999 the Company was served with a complaint in Cofield, et al. v. Lead Industries Association, et al. (Circuit Court for Baltimore City, Maryland, Case No. 24-C-99-004491). Plaintiffs, six homeowners, seek to represent a class of all owners of nonrental residential properties in Maryland. Plaintiffs seek compensatory and punitive damages for the existence of lead-based paint in their homes, including funds for monitoring, detecting and abating lead-based paint in those residences. Plaintiffs allege that the Company; fourteen other companies alleged to have manufactured lead pigment, paint and/or gasoline additives; the Lead Industries Association; and the National Paint and Coatings Association are jointly and severally liable for alleged negligent product design, negligent failure to warn, supplier negligence, strict liability/defective design, strict liability/failure to warn, nuisance, indemnification, fraud and deceit, conspiracy, concert of action, aiding and abetting, and enterprise liability. Plaintiffs seek damages in excess of $20,000 per household. In October 1999 defendants removed the case to Maryland federal court. The Company intends to deny all allegations of wrongdoing or liability and to defend the case vigorously.

             In October 1999 the Company was served with a complaint in Smith, et al. v. Lead Industries Association, et al. (Circuit Court for Baltimore City, Maryland, Case No. 24-C-99-004490). Plaintiffs, six minors, each seek compensatory damages of $5 million and punitive damages of $10 million. Plaintiffs allege that the Company; fourteen other companies alleged to have manufactured lead pigment, paint and/or gasoline additives; the Lead Industries Association; and the National Paint and Coatings Association are jointly and severally liable for alleged negligent product design, negligent failure to warn, supplier negligence, fraud and deceit, conspiracy, concert of action, aiding and abetting, strict liability/ failure to warn, and strict liability/defective design. In October 1999 defendants removed the case to Maryland federal court and in November 1999 the case was remanded to state court. The Company intends to deny all allegations of wrongdoing or liability and to defend the case vigorously.

             In September 1999 an amended complaint was filed in Thomas v. Lead Industries Association, et al. (Circuit Court, Milwaukee, Wisconsin, Case No. 99-CV-6411) adding as defendants the Company and seven other companies alleged to have manufactured lead products in paint to a suit originally filed against plaintiff's landlords. Plaintiff, a minor, alleges injuries purportedly caused by lead on the surfaces of premises in homes in which he resided. Plaintiff seeks compensatory and punitive damages. Plaintiff alleges strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, and enterprise liability causes of action against the Company, six other former manufacturers of lead products contained in paint, and the Lead Industries Association. The Company intends to deny all allegations of wrongdoing or liability and to defend the case vigorously.

     City  of New  York,  et al.  v.  Lead  Industries  Association,  et al (No.
89-4617). In September 1999 the trial court denied the previously reported plaintiffs' motions for summary judgment on market share and conspiracy issues and denied defendants' April 1999 motion for summary judgment on statute of limitations grounds. Plaintiffs have appealed the denial of their motions.

     Parker v. NL Industries, et al. (No. 97085060 CC 915). In September 1999 the Special Court of Appeals reversed the previously reported grant of summary judgment to defendants. Defendants have requested review from the Court of Appeals.